UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Wayside Technology Group, Inc.

(Name of Issuer)

Common stock, $.01 par value

(Title of Class of Securities)

946760105

(CUSIP Number)

Zenith Sterling Advisers LLC

Attn: Joshua J. Peters

9075 Deer Ridge Drive

Bloomington, IL 61705

Telephone: 630-901-5972

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 13, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 946760105	13G	Page 1 of 5 Pages

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Zenith Sterling Advisers LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 233,800*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 233,800*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 233,800
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.36%
12.	TYPE OF REPORTING PERSON (see instructions) IA

*	As an investment adviser, Zenith Sterling Advisers LLC (“Zenith”) has the discretionary authority over its client’s accounts and, as a result, may be deemed to have the shared power to vote and dispose of the 233,800 shares of Common Stock held in such client accounts. This includes 120,143 shares held in accounts managed by Zenith that are owned by Joshua J. Peters (“Peters”), the sole managing member of Zenith.

As the sole managing member of Zenith, Peters may be deemed to have the shared power to vote (or to direct the vote of) and dispose (or direct the disposition of) the 233,800 shares deemed to be beneficially owned by Zenith solely as a result of its discretionary authority over the client accounts. This includes 120,143 shares held in accounts owned by Peters which are managed by Zenith.

Each Reporting Person may be deemed to be a member of a group with respect to the Corporation or securities of the Corporation for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13G nor anything herein shall be construed as an admission that such person is acting as a statutory group within the meaning of Rule 13d-5(b)(1) of the Act.

CUSIP No. 946760105	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joshua J. Peters
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 233,800*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 233,800*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 233,800*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.36%
12.	TYPE OF REPORTING PERSON (see instructions) IN

*	As an investment adviser, Zenith Sterling Advisers LLC (“Zenith”) has the discretionary authority over its client’s accounts and, as a result, may be deemed to have the shared power to vote and dispose of the 233,800 shares of Common Stock held in such client accounts. This includes 120,143 shares held in accounts managed by Zenith that are owned by Joshua J. Peters (“Peters”), the sole managing member of Zenith.

As the sole managing member of Zenith, Peters may be deemed to have the shared power to vote (or to direct the vote of) and dispose (or direct the disposition of) the 233,800 shares deemed to be beneficially owned by Zenith solely as a result of its discretionary authority over the client accounts. This includes 120,143 shares held in accounts owned by Peters which are managed by Zenith.

Each Reporting Person may be deemed to be a member of a group with respect to the Corporation or securities of the Corporation for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13G nor anything herein shall be construed as an admission that such person is acting as a statutory group within the meaning of Rule 13d-5(b)(1) of the Act.

CUSIP No. 946760105	13G	Page 3 of 5 Pages

Item 1.	(a)	Name of Issuer Wayside Technology Group, Inc.

	(b)	Address of Issuer’s Principal Executive Offices 4 Industrial Way West, Suite 300 Eatontown, NJ 07724

Item 2.	(a)	Name of Person Filing Zenith Sterling Advisers LLC

	(b)	Address of the Principal Office or, if none, residence 9075 Deer Ridge Drive Bloomington, IL 61705

	(c)	Citizenship Delaware

	(d)	Title of Class of Securities Common stock, $.01 par value

	(e)	CUSIP Number 946760105

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 946760105	13G	Page 4 of 5 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:		233,800
(b)	Percent of class:		5.36%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	0
	(ii)	Shared power to vote or to direct the vote:	233,800
	(iii)	Sole power to dispose or to direct the disposition of:	0
	(iv)	Shared power to dispose or to direct the disposition of:	233,800

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ] .

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

CUSIP No. 946760105	13G	Page 5 of 5 Pages

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Name of Registrant

By:	/s/ Joshua J. Peters
Name:	Joshua J. Peters
Title:	Managing Member, Zenith Sterling Advisers LLC

Date:	August 24, 2020

Exhibit Index

Exhibit 99.1	Joint Filing Agreement (filed herewith)